Exhibit 99(b)

SOAH DOCKET NO. 473-99-1483

PUC DOCKET NO. 21112

APPLICATION OF TEXAS-NEW	§
MEXICO POWER COMPANY	§	PUBLIC UTILITY
AND TNP ENTERPRISES, INC.	§	COMMISSION OF
REGARDING MERGER OF	§	TEXAS
TNP ENTERPRISES, INC. AND	§
ST ACQUISITION CORP.	§

REVISED JOINT STIPULATION AND AGREEMENT

This Joint Stipulation and Agreement (“Agreement”) is made and entered into by Texas-New Mexico Power Company (“TNMP”), TNP Enterprises, Inc. (“TNP”); the Office of Regulatory Affairs (“ORA”); and the following intervenors: the City of Gatesville, the City of Hamilton, Power Choice, Inc., and Valero Refining Company-Texas. (collectively, “Signatory Intervenors”). Certain other intervenors have stated that they will waive their right to a hearing and will not oppose the entry of an order consistent with this Joint Stipulation and Agreement (“Non-Opposing Intervenors.”) These include the City of Fort Stockton, the City of Lewisville, Rio Grande Electric Cooperative, Inc., and NewEnergy Texas, L.L.C.

WHEREAS, TNMP is a public utility, as that term is defined in TEX. UTIL. CODE (“PURA”) §§ 11.004 and 31.002; and

WHEREAS, TNMP is a wholly-owned subsidiary of TNP, an exempt public utility holding company under section 3(a)(1) of the Public Utility Holding Company Act of 1935;1 and

WHEREAS, ST Acquisition Corp. is a wholly-owned subsidiary of SW Acquisition, L.P.; and

WHEREAS, TNP and ST Acquisition Corp. wish to merge and the shareholders of both have voted for the merger upon certain conditions; and

1 15 U.S.C. § 79 et seq. (1935).

WHEREAS, on July 15, 1999, TNMP and TNP filed their Application Regarding Merger of TNP Enterprises, Inc. and ST Acquisition Corp. (“Application Regarding Merger”) seeking a finding from the Commission that the merger is consistent with the public interest; and

WHEREAS, TNP will survive the merger with ST Acquisition Corp. and SW Acquisition LP will be the sole shareholder of TNP; and

WHEREAS, the Application Regarding Merger was assigned P.U.C. Docket Number 21112; and

WHEREAS, notice has been given to all affected companies and persons as required by the P.U.C. PROC. R. 22.55; and

WHEREAS, the Commission asserts jurisdiction over this transaction under PURA § 14.101;

WHEREAS, this matter having previously been noticed for hearing at 9:00 a.m., November 2, 1999, was convened for hearing on that date and the following parties made their appearance: TNMP, TNP, ORA, the City of Gatesville, the City of Hamilton, the City of Fort Stockton, the City of Lewisville, Power Choice, Inc., Valero Refining Company-Texas, and Rio Grande Electric Cooperative, Inc. The hearing was recessed for the purpose of allowing the parties to discuss final resolution of the issues.

WHEREAS, thereafter NewEnergy Texas, L.L.C. announced it would not oppose the Joint Stipulation and Agreement;

WHEREAS, the signatories believe no factual or legal issues remain at issue between them, provided that the signatories have preserved their right to raise certain factual or legal issues related to the financial integrity of TNMP in the notice provided for in this Joint Stipulation and Agreement;

WHEREAS, ORA and the Signatory Intervenors have contended that an Investment Grade Bond Rating is material to making a public interest finding;

WHEREAS, ORA and the Signatory Intervenors have raised issues related to the additional risk associated with a leveraged buy-out;

WHEREAS, on October 15, 1999 Daniel J. Lawton prefiled direct testimony on behalf of the Cities of Gatesville and Hamilton;

WHEREAS, on October 22, 1999 Christine Arends and Raymond Murray prefiled testimony on behalf of ORA recommending certain restrictions or conditions be imposed on TNMP prior to finding the acquisition in the public interest;

WHEREAS, TNMP and TNP filed rebuttal testimony on October 29, 1999, that the loss of an investment grade rating for TNMP’s senior debt would, if it occurred, have no impact on Texas ratepayers and no material impact on TNMP;

WHEREAS, TNMP and TNP have agreed to comply with all the terms and conditions set out in Exhibits A and B attached to this Joint Stipulation and Agreement;

WHEREAS, Power Choice, Velero Refining Inc. – Texas, Office of Public Utility Counsel, Cap Rock Electric Cooperative, Rio Grande Electric Cooperative, and NewEnergy Texas, L.L.C., and the Cities of Fort Stockton and Lewisville filed Statements of Position;

WHEREAS, ORA and the Signatory Intervenors contend that the financial restrictions and conditions contained in this Stipulation and Agreement should assist TNMP in obtaining an Investment Grade Bond Rating; and

WHEREAS, the signatories have entered into this Joint Stipulation and Agreement for the purpose of avoiding further litigation between them.

NOW, THEREFORE, TNMP, TNP, ORA, and Signatory Intervenors through their undersigned representatives, agree and stipulate and request the Commission to find with respect to the issues identified in the Preliminary Order as follows:

I. AGREEMENTS	ON ISSUES

A. Treatment	Of Preliminary Order Issues.

Each of the Issues from the Preliminary Order are set forth below, and the positions of the signatories, TNMP’s commitments, if any, and the requested findings are specified:

Issue No. 1:	“What is the reasonable value of property, facilities, or securities to be acquired, disposed of, merged, transferred, or consolidated in the transaction.”

Applicants have offered testimony that, for this transaction, the $44 per share is reasonable and seek a finding to that effect. As part of this testimony, applicants provided a ‘fairness opinion’ of Warburg Dillion Reed—which determined that the purchase price was fair and reasonable. For purposes of this Stipulation and Agreement, ORA and the Signatory Intervenors agree that the price is not harmful to rate payers.

Issue No. 2:	“Will the transaction adversely affect the health or safety of customers or employees?”

Applicants have offered testimony that the transaction will not adversely affect the health or safety of customers or employees. In addition, Applicants have made commitments to ORA and Signatory Intervenors as described in Exhibit A (See Commitments ## 1 & 2) and Exhibit B.

Based on the testimony and these commitments, ORA and Signatory Intervenors support a finding that the merger will not adversely affect the health or safety of customers or employees.

Issue No. 3:	“Will the transaction result in the transfer of jobs of citizens of this State to workers domiciled in other states.”

Applicants have represented in their testimony that there will be no such transfers. In addition, Applicants have made commitments to ORA and Signatory Intervenors as described in Exhibit A (See Commitment # 3).

Based on the testimony and this commitment, ORA and Signatory Intervenors support a finding that there will be no such transfers.

Issue No. 4:	“Will there be a decline in service?”

Applicants have offered testimony that there will be no decline in service. In addition, Applicants have committed to service guarantees (See Exhibit A, Commitment # 1 and Exhibit B), which match the recommendations in the Direct Testimony of ORA witness Christine Arends.

Based on the testimony and the commitment, ORA and Signatory Intervenors agree to support a finding that there will be no decline in service.

Issue No. 5:	“Will the public utility receive consideration equal to the reasonable value of the assets when it sells, leases, or transfers assets?”

Applicants have represented in its testimony that the public utility, TNMP, is not selling, leasing, or transferring any assets by this transaction. Based on that representation, ORA and Signatory Intervenors support a finding that this issue is not applicable to the merger described in this docket.

Issue No. 6:	“Is this transaction consistent with the public interest?”

Applicants assert that the transaction is in the public interest. In addition, Applicants have made commitments to ORA and Signatory Intervenors as described in Exhibit A, including penalties for violations of certain restrictions.

Based on the testimony and these commitments, ORA and Signatory Intervenors support a finding that the merger is consistent with the public interest.

Issue No. 7:	“Whether the merger does more than promise cost savings for Texas customers.”

Applicants assert that this issue is not pertinent to transactions of this type. Applicants have, nevertheless, offered testimony they assert show the benefits to customers. ORA and Signatory Intervenors support a finding that this issue is not applicable to a transaction of this type.

Issue No. 8:	“Whether the merger results in improvements in service to Texas ratepayers.”

Applicants assert that this issue is not pertinent to transactions of this type. Applicants have, nevertheless, offered testimony on the benefits to ratepayers. ORA and Signatory Intervenors support a finding that this issue is not applicable to a transaction of this type.

Issue No. 9:	“Whether the merger causes Texas ratepayers to bear merger costs unrelated to corresponding benefits to Texas ratepayers.”

Applicants have offered testimony that no fees or costs associated with the merger transaction will be assigned to TNMP. In addition, Applicants have made commitments to ORA and Signatory Intervenors as described in Exhibit A (See Commitment # 8).

Based on these commitments, ORA and Signatory Intervenors support a finding that no merger related costs will be imposed on Texas ratepayers.

Issue No. 10:	“Whether the merger is a means of evading regulation or facilities regulatory oversight.”

Applicants have offered testimony that this transaction will not avoid or lessen regulatory oversight. In addition, Applicants have made commitments to ORA and Signatory Intervenors as described in Exhibit A (See Commitments ## 11 & 12).

Based on the testimony and the commitments, ORA and Signatory Intervenors support a finding that the merger is not a means of evading regulation and that it facilitates regulatory oversight.

Issue No. 11:	“Whether the merger results in a concentration of market power.”

Applicants have offered testimony that such an issue is not pertinent to a transaction of this type. ORA and Signatory Intervenors agree to support a finding that this issue is not applicable.

Issue No. 12:	“Whether the merger impedes competition.”

Applicants have offered testimony that such an issue is not pertinent to a transaction of this type. ORA and Signatory Intervenors agree to support a finding that this issue is not applicable to a transaction of this type.

Issue No. 13:	“Whether the merger results in tangible benefits to Texas customers on a timely basis.”

Applicants have offered testimony that this issue is not pertinent to a transaction of this type. Nevertheless, Applicants have offered testimony on the benefits to customers. ORA and Signatory Intervenors agree to support a finding that this issue is not applicable to a transaction of this type.

Issue No. 14:	“Whether guarantees or commitments should be required from the merged company to ensure that service quality and customer relations in Texas after the merger are equal to or better than current conditions.”

Applicants have offered testimony that service quality will not be impacted as a result of the transaction. In addition, Applicants have made commitments on quality of service (See Exhibit A, Commitment # 1 and Exhibit B).

Based on the testimony and the commitment, ORA and Signatory Intervenors agree to support a finding that there are adequate assurances and guarantees that service quality and customers relations will be maintained.

Issue No. 15:	“Whether adopting a fixed value for merger costs is reasonable.”

Applicants have offered testimony and committed that no merger costs would be imposed on TNMP (See Exhibit A, Commitment # 8). Based on that commitment, ORA and Signatory Intervenors agree to support a finding that no fixed value for merger costs need be set.

Issue No. 16:	“Whether customers’ share of the merger savings should be subject to a guaranteed minimum amount and whether a mechanism to true-up merger savings and/or costs should be adopted.”

Applicants have offered testimony showing why this issue is not pertinent to transactions of this type. ORA and Signatory Intervenors agree to support a finding that this issue is not applicable.

Issue No. 17:	“What type of guarantees should be required of the merged company to ensure that no cost shifting, cross subsidies, and/or discriminatory behavior occur among affiliates of the merged company.”

Applicants have offered testimony that the requirements of the Commission rules and of Senate Bill 7 assure that there will be no cost shifting, cross subsidies, or discriminatory behavior. Based on the adoption of affiliate rules and code of conduct, ORA and Signatory Intervenors agree to support a finding that no further guarantees should be required.

ECOM Issue:	Will the merger affect stranded cost calculation?

Applicants have offered testimony that the methods for calculating stranded cost under Senate Bill 7 are market-based and, therefore, the merger will not affect the calculation of stranded cost. In addition, Applicants have made commitments concerning ECOM mitigation as described in Exhibit A (See Commitment # 13).

Based on the testimony and this commitment, ORA and Signatory Intervenors support a finding of fact that the transaction should not impact the methods for calculating stranded costs, it being understood that these issues will be reviewed and determined during the True-Up proceeding under Senate Bill 7.

B. Conditions on Commitments.

For purposes of applying the Commitments the signatories have agreed to the following terms:

1.	All references to “TNMP” in this Agreement and the Exhibits attached hereto refer to the integrated utility until December 31, 2001 and to the regulated transmission and distribution (T&D) utility thereafter. As used in this Agreement and the Exhibits attached hereto, the freeze period ends on December 31, 2001 and the True-Up Date refers to January 1, 2004. Unless otherwise noted, all of TNMP’s and TNP’s commitments will expire at the end of the freeze period.

2.	If the Commission should adopt any regulation or the Legislature enact any law that is inconsistent with any of the Commitments specified above, such after-adopted regulation or law shall control.

II. OTHER STIPULATED FACTS AND CONCLUSIONS

In accord with the Agreement reached and reflected in Section I above, the signatories have stipulated to the following facts and conclusions, which are not in dispute:

A.	Notice of the merger transaction, and proceedings in this docket, was properly provided by first class mail to all counties, municipalities, and electric cooperatives within TNMP’s service area, all neighboring utilities, and counsel for all parties in Docket No. 17751, TNMP’s most recent rate case. Additional notice to TNMP’s customers was provided by press release and general press coverage of the merger transaction in newspapers generally circulated within TNMP’s service area during July and August, 1999.

B.	The Agreement and Plan of Merger dated May 24, 1999 by and among SW Acquisition, L.P., ST Acquisition Corp., and TNP Enterprises, Inc. provides that, on or about the Merger Date:

1.	SW Acquisition, L.P. will fund ST Acquisition Corp. with common equity and ST Acquisition Corp. will arrange for preferred stock and debt financing to complete the leveraged buy-out of TNP;

2.	the shareholders of TNP will have their common stock exchanged for cash ($44.00 per share);

3.	ST Acquisition Corp. will be merged into TNP;

4.	the sole shareholder of ST Acquisition Corp., SW Acquisition, L.P., will become the sole shareholder of the merged entity;

5.	the merged entity will continue as TNP; and

6.	at the conclusion of the merger transaction, all of the stock of TNP will be held by SW Acquisition, L.P., either by tender or operation of law.

C.	The merger transaction will not involve any change in ownership of the common stock of the utility, TNMP, and TNP will remain the sole owner of TNMP’s common stock.

D.	None of TNMP’s assets, franchises, or certificates of convenience and necessity will be transferred as a result of the merger transaction.

E.	No utility operations will be combined or modified as a result of the merger transaction.

F.	The shareholders of TNP will receive $44 per share for their stock. At a Special Meeting of TNP shareholders, at which approximately 81% of all outstanding shares were present, 98.7% of the shareholders present voted to approve the merger.

III. SUPPORTING EVIDENCE FOR AGREED FINDINGS

The following documentary evidence, which has been filed with the Commission by TNMP, TNP, ORA, and Signatory Intervenors in this docket, is submitted in support of this Agreement and should be admitted into evidence as if a qualified witness had been sworn and attested that the information contained in the documentary evidence was true and correct to the best of that witness’ knowledge. In addition to this Joint Stipulation and Agreement and Exhibits previously submitted herein, the signatories agree to the submission of the following documents into evidence:

A.	Application of TNP Enterprises, Inc. and Texas-New Mexico Power Company Regarding Merger of TNP Enterprises, Inc. and ST Acquisition Corp., including all exhibits attached thereto.

B.	All Direct, Supplemental, and Rebuttal Testimony filed by Applicants.

C.	The Revised Direct Testimony of Raymond L. Murray and Direct Testimony of Christine Arends, on behalf of ORA.

D.	The Direct Testimony of Daniel J. Lawton, on behalf of the Cities of Gatesville and Hamilton.

E.	The Affidavits of Larry Gunderson, attesting to the completion of notice in this matter.

The signatories agree that such testimony can be presented in writing without the need for the appearance of the witnesses in person or for cross-examination of such witnesses. The signatories stipulate that these documents are admissible only for the purposes specified herein. This information is intended to be considered to the extent deemed necessary by the Administrative Law Judge to support a Commission final order that is consistent with this Agreement

IV. CONDITIONS OF JOINT STIPULATION AND AGREEMENT AND OTHER AGREEMENTS

A.	If the findings and/or commitments outlined in Section I.A. and B. of the Agreement above are modified or revised in any substantive respect by the Commission, TNP, TNMP, ORA, and Signatory Intervenors reserve the right to withdraw consent to this Agreement and request that hearings be held on all issues in TNP’s and TNMP’s Application Regarding Merger; and this Agreement shall be of no effect.

B.	This Agreement is entered into solely for settlement purposes. It does not constitute an admission by any signatory as to any material issue, except to the extent expressly stated, and may not be used as precedent by any person or entity as evidence of a party’s or the Commission’s agreement to the resolution of any issues.

C.	This Agreement shall not have any precedential value with regards to any future sales, transfers or mergers involving TNMP.

D.	Unless TNMP shall have previously notified the Commission prior to entry of an order approving this Agreement, the signatories have agreed that ORA’s and Signatory Intervenors’ period for filing a motion for rehearing shall be extended for twenty days following the date on which TNMP provided written notice to the Commission of any material changes, or lack thereof, to the terms of the transaction, including: (i) TNMP’s best estimate of the interest rates for the debt of TNP, and (ii) the proposed bond ratings for the senior debt of TNMP and all information provided to TNMP by the rating agencies, provided however TNMP shall not consummate the transaction without providing this notice. Nothing in this provision shall prohibit Non-Opposing Signatories from participating in proceedings on motions for rehearing if filed by ORA or a Signatory Intervenor.

E.	Each signatory to this Agreement agrees that it will take such steps necessary and lend such support as requested by Applicants to permit Applicants to implement and comply with all of the terms and conditions of this Agreement and the Exhibits attached hereto, including such applications to obtain any waivers and approvals as may be needed to comply with the commitments set forth under Exhibit B, section I.A.2.

F.	Each person executing this Agreement represents that he or she is authorized to sign this Agreement on behalf of the indicated party.

WHEREFORE, PREMISES CONSIDERED, the signatories respectfully pray that the Commission enter a final order consistent, in all respects, with this Agreement and grant them such additional relief not inconsistent therewith to which they are entitled.

STIPULATED AND AGREED TO AND RESPECTFULLY SUBMITTED,

OFFICE OF REGULATORY AFFAIRS PUBLIC UTILITY COMMISSION OF TEXAS

By: Charles Johnson Assistant General Counsel State Bar No. 10690500 Public Utility Commission of Texas 1701 North Congress Avenue Austin, TX 78701 (512) 936-7290 Date:

TEXAS-NEW MEXICO POWER COMPANY and TNP ENTERPRISES, INC.

By: Louis S. Zimmerman State Bar No. 22269500 FULBRIGHT & JAWORSKI L.L.P. 600 Congress Avenue, Suite 2400 Austin, Texas 78701 Telephone No. (512) 474-5201 Facsimile No. (512) 320-4598 Date:

THE CITIES OF GATESVILLE AND HAMILTON

By: Jim Boyle State Bar No. 0279500 Law Offices of Jim Boyle 1005 Congress Avenue, Suite 550 Austin, Texas 78701 Telephone No. (512) 474-1492 Facsimile No. (512) 474-2507 Date:

THE CITIES OF LEWISVILLE AND FORT STOCKTON

By: Steve Porter State Bar No. Butler, Porter, Gay & Day 1609 Shoal Creek Blvd., Suite 302 Telephone No. (512) 474-7475 Facsimile No. (512) 474-7443 Austin, Texas 78701 Date:

POWER CHOICE, INC

By: Robert A. Webb State Bar No. 21033000 Law Offices of Robert A. Webb 1301 S. Capitol of Texas Highway Suite A305 Austin, Texas 78746 Telephone No. (512) 478-5336 Facsimile No. (512) 478-6896 Date:

VALERO REFINING COMPANY-TEXAS

By: Robert A. Webb State Bar No. 21033000 Law Offices of Robert A. Webb 1301 S. Capitol of Texas Highway Suite A305 Austin, Texas 78746 Telephone No. (512) 478-5336 Facsimile No. (512) 478-6896 Date:

NEWENERGY TEXAS, L.L.C.

By: Vanus J. Priestly State Bar No. NewEnergy Texas, L.L.C 1301 S. Capitol of Texas Highway Suite Austin, Texas 787 Telephone No. (512) 381-1900 Facsimile No. (512) 381-1898 Date:

EXHIBIT A

AGREED COMMITMENTS AND TERMS

Commitment #1: Quality of Service Guarantees

The terms of this commitment are described in Exhibit B.

Commitment # 2: Employee Safety Guarantees

TNMP shall maintain employee safety (as measured by the number of OSHA Recordable Accidents) equal to, or better than, TNMP’s actual historical performance using a five (5) year rolling average. This commitment will apply to the integrated utility prior to unbundling and to the regulated transmission and distribution utility after unbundling through the True-Up Date.

Compliance with Commitments ## 1 and 2 are subject to events of force majeure wherein “force majeure” shall be defined as a major event or combination of major events beyond TNP or TNMP’s control, including hurricanes, floods, tornadoes, ice storms or other natural disasters and acts of war, terrorism or civil disturbance.

Commitment # 3: Protection of Employment

TNMP commits that no jobs will be transferred out of state as a result of the merger. This commitment shall expire on January 1, 2002. TNMP shall maintain its headquarters in Texas until the True-Up Date.

Commitment # 4: Investment Grade Bond Ratings

The applicants place a high priority on maintaining the financial integrity of the utility. To this end, TNMP will strive to maintain investment grade bond ratings on its senior debt obligations.

Commitment # 5: Maximum Leverage Ratio

TNMP agrees to maintain a 65% maximum leverage ratio (or 35% minimum equity ratio) through the end of the freeze period, subject to exclusions for unusual accounting, tax, or regulatory items of a non-cash nature that impact the ratio. For purposes of this leverage ratio, leverage is defined as total debt outstanding including current maturities divided by total debt plus equity.

Additionally, TNMP agrees to maintain a 70% maximum leverage ratio (or 30% minimum equity ratio) from the end of the freeze period until the True-Up Date, subject to exclusions for unusual accounting, tax, or regulatory items of a non-cash nature that impact the ratio.

If, and as long as, TNMP’s maximum leverage ratio described above is exceeded, TNMP agrees to limit dividends to TNP to 65% of net income, subject to exclusions for unusual accounting, tax, or regulatory items of a non-cash nature. This provision shall remain in effect through the True-Up Date.

Commitment # 6: Cumulative Dividends to TNP

TNMP will limit dividends to TNP, until the True-Up Date, as follows:

(a)	For the 12-month period ending on September 30, 2000, TNMP will limit dividends to TNP to no more than Cash Flow from Operations for the preceding twelve-month period less Cash Flow from Investing for the same period.

(b)	For all quarterly periods subsequent to September 30, 2000, TNMP will limit dividends to TNP to no more than Cumulative Cash Flow from Operations since January 1, 2000, less Cumulative Cash Flow from Investing for the same period.

If TNMP is in violation of this commitment at the end of any fiscal quarter, TNP shall cure the violation and TNMP shall be liable for a penalty of $5,000 per day payable to the State of Texas for each day that TNMP is in violation.

In addition, TNMP commits to expend funds to maintain its transmission and distribution system in an amount of at least $8 million annually in maintenance expense and $23 million annually in capital expenditures until the True-Up Date. Further, TNMP commits to expend funds to maintain its generation facilities in an amount of at least $3 million annually in maintenance expense for so long as TNMP shall own such facilities.

Commitment # 7: Cost of Capital

TNMP commits that any potential increase in the cost of capital, resulting from the transaction, will not have a negative impact on TNMP’s customers through the True-Up Date. Any projected financing included in the determination of the 2002 test year, as required by the April 1, 2000 unbundling case, will be assumed to be done at investment grade rates, regardless of TNMP’s actual bond ratings.

Commitment # 8: Transaction Costs and Other Costs Borne by TNP

TNMP commits that no transaction costs related to the merger will be borne by TNMP or its customers, including any bonus payments payable to employees related to the successful completion of the transaction to which the employees are not already entitled and any expenses incurred by the cities of Hamilton, Gatesville, Fort Stockton, and Lewisville (“Municipal Intervenors”) through the date the Commission enters an order approving the Joint Stipulation and Agreement but not for any expenses incurred thereafter. All transaction costs will be borne directly by TNP.

TNP will reimburse the Municipal Intervenors for their reasonable and necessary expenses incurred in this docket, provided however, the Municipal Intervenors shall submit such expenses within ten (10) days after the entry of an order approving the Joint Stipulation and Agreement.

TNMP will not seek to recover the premium paid for TNP’s common stock in this transaction. TNMP will not seek to revalue its assets based on the premium over book value (i.e., will not use “push down” accounting).

Commitment # 9: Protection from Bankruptcy and Insolvency of TNP

TNP debt will include separateness covenants, which will remain effective as long as the rated indebtedness at TNMP remains outstanding, or until January 1, 2004, which will state that: (a) TNP and TNMP are being operated as separate corporate and legal entities and that the Lenders, in agreeing to make the loans, are relying solely on the creditworthiness of TNP based on the assets owned by it and the repayment of the loan will be made solely from the assets of TNP and not from any assets of TNMP and that they will not take any steps for the purpose of procuring the appointment of an administrative receiver or the making of an administrative order for instituting any bankruptcy, reorganization, insolvency, wind up or liquidation or any like proceeding under applicable law in respect of TNMP or any of its liabilities; and (b) TNP agrees that any future material indebtedness will comply with the foregoing restrictions.

Commitment # 10: Investments in Other Businesses

TNMP commits that it will make no investments in businesses not engaged solely in the provision of basic utility services in the United States and Mexico. In the event that TNMP invests in either jurisdictional or non-jurisdictional assets and the transaction negatively impacts TNMP’s cost of capital, TNMP will adjust its cost of capital in any Texas filing to address such impact.

Commitment # 11: Protection of Commission Oversight and Authority

TNMP will not assert FERC pre-emption with respect to PUC regulatory authority over rates and services provided Texas retail customers.

If TNMP ceases to have any legal requirement to make the SEC filings required of a public company, it will provide annual audited financial statements to the Commission, as well as a FERC Form 1.

Commitment #12: Notifications to Commission

TNMP commits that it will notify the Commission whenever: a) TNMP is placed on credit watch or credit downgraded, or b) any of the agreed upon commitments are violated. TNMP will inform the Commission of its anticipated actions to be taken to correct the violation. In addition, TNP will provide annual consolidated and consolidating financial statements (including footnotes) to the Commission. If TNP is no longer required to file a 10-K with the SEC, the consolidated and consolidating financial statements will be provided under a confidentiality seal.

Commitment #13: ECOM Mitigation

TNMP commits that, in the April 1, 2000 unbundling case, TNMP’s estimated ECOM mitigation (as allowed under the Senate Bill 7 earnings cap) shall be no less than $59 million. Further, TNMP commits that in the January 10, 2004 filing, TNMP’s actual ECOM mitigation (as allowed under the Senate Bill 7 earnings cap) shall be no less than $59 million. This is the amount of ECOM mitigation projected by TNMP in Docket No. 17751 for the years 1999-2001. However, if the Commission, in Docket No. 21313 or such subsequent docket as may be initiated at the Commission, determines that TNMP will continue to operate under the Transition Plan, this commitment will be voided.

EXHIBIT B

QUALITY OF SERVICE COMMITMENTS

I. CUSTOMER SERVICE STANDARDS

Applicants will comply with the following customer service performance standards beginning six months after a final order on the transaction is issued by the Commission.

A. Customer Service Standard # 1: Customer Service Staffing Levels

TNMP agrees:

1.	Until January 1, 2002, to maintain its existing offices and the number of employees in Texas performing customer service functions within local offices; and

2.	After January 1, 2002 until the True-Up Date to:

(a)	Maintain existing local offices, and

(b)	Maintain at its current level the total number of employees in Texas performing transmission and distribution services and customer service functions in local offices;

Provided however, the obligations in subsection (2)(a) and (b) shall be subject to the following conditions:

(i)	A number equal to at least eighty–five (85%) of the residential and commercial customers served out of that local office on the date of the final order continue to receive services from that office whether the services result from the supply of power from an affiliated or competitive retail electric provider. Otherwise, TNMP may at its discretion close that office and reduce the number of its customer service personnel in Texas proportionately.

(ii)	TNMP shall apply for such waivers as needed to perform services required by this Agreement through the True-Up Date.

(iii)	The Commission issues waivers or orders as may be necessary in order to allow TNMP’s transmission and distribution utility and its affiliated retail electric provider to maintain operations together in the local offices through the True-Up Date.

B. Customer Service Standard # 2: Service Turn on and Upgrades

On a quarterly basis (data collected monthly), the acquired company shall complete the installation of new service as follows:

1)	Ninety-five percent of new service installations requiring no construction of electric facilities shall:

(a)	be completed within 24 hours after the customer’s service location is ready for service and all necessary tariff and local regulation requirements have been met.

(b)	Be completed by the requested installation date, when an applicant requests an installation date more than three business days after the customer’s service location is ready for service and all necessary tariff and local regulation requirements have been met.;

2)	Ninety percent of new service installations requiring construction of electric facilities, including the setting of the meter, and ninety percent of service upgrades, shall:

(a)	be completed within 10 business days after the customer’s service location is ready for service and all necessary tariff and local regulation requirements have been met.

(b)	be completed by the requested installation date, when an applicant or customer requests an installation date more than ten business days after the customer’s service location is ready for service and all necessary tariff and local regulation requirements have been met.

3)	If an applicant/customer complies with all pertinent tariff requirements and the electric distribution company cannot complete the requested service installation or service upgrade as set forth above, the company shall promptly notify the applicant/customer of the delay, the reasons for the delay, the steps being taken to complete the work, and the probable completion date. If such probable completion date cannot be met, repeat notification shall be made.

4)	Penalty for failure to meet this standard: The acquired company will rebate, on a quarterly basis, via bill credit, $40 for each customer not connected within the timeframes stated above.

C. Customer Service Standard # 3: Light Replacements

In any distribution substation service area, 90 percent of all customer reports of security and streetlight outages shall be corrected within two business days. Light replacement compliance will be measured on a calendar monthly basis. This standard will not apply to customer reports received during “major storms.” This standard shall apply through December 31, 2001.

D. Customer Service Standard # 4: Customer Service Call Center

Telephone Response: On a quarterly basis, 90 percent of the time, the call center’s average answer time for customer calls shall not exceed sixty seconds.

1)	As used in this paragraph, “answer” means the operator, service representative, or automated system is ready to render assistance and/or accept the information necessary to process the call.

2)	Answer time shall be measured from the first ring at the call center or at the point the customer begins to wait in queue, whichever comes first.

3)	It the acquired company utilizes a menu driven, automated, interactive answering, the initial recorded message presented by the system to the customer shall only identify the company and the general options available to the customer. At any time during the call, the customer shall be transferred to a live attendant if the customer fails to interact with the system for a period of ten seconds following any prompt.

4)	Customers shall not be delayed from reaching the queue by any promotional or merchandising material not selected by the customer.

5)	Penalty for failure to meet this standard: The acquired company will rebate via a bill credit, on a quarterly basis, $20 for each verifiable customer who does not receive service within the standard’s parameters, limited to one $20 credit per customer per month. For customers that can not be verified, the acquired company will contribute the $20 to a fund to benefit low-income customers.

E. Customer Service Standard # 5: Reporting Requirements

1)	When the acquired company does not meet any minimum service standards set forth in the preceding sections for any two months within any twelve-month period, the company shall notify the PUC Office of Customer Protection in writing within fifteen days after internal measurements have disclosed such failure. The company shall submit a report of any remedial action taken to the Office of Customer Protection within an additional thirty days.

2)	The acquired company shall conduct statistically valid customer service surveys to customers annually. The results of the survey should be compiled by the utility and reported to the PUC Office of Customer Protection under confidential or other protected designations if required to protect sensitive information.

3)	The acquired company shall submit an Annual Customer Service Report to the PUC Office of Customer Protection that addresses customer service issues such as number of customer complaints, performance of the call center, performance of field personnel, billing error rates, etc.

4)	The acquired company shall provide an Annual Utility Scorecard to its customers that addresses customer service issues such as number of customer complaints, performance of the phone center, performance of field personnel, billing error rates, etc.

5)	The acquired company shall maintain records sufficient to demonstrate compliance with these standards and shall provide such records to the Commission upon request.

II. ELECTRIC RELIABILITY STANDARDS

A. General Provisions

a)	The standards are to be consistent with PUCT Substantive Rule §25.52—Reliability and Continuity of Service.

b)	Reporting periods are to be consistent with PUCT Substantive Rule §25.81—Service Quality Reports, and are to coincide with TNMP’s Electric System Service Quality Report to the PUCT. Annual evaluations will be for the 12-month period ending December 31 of each year.

c)	The initial evaluation will be for the reporting period ending December 31, 2001.

d)	Reliability indices are calculated for “forced interruptions” as defined by §25.52.

e)	The standards will be calculated and evaluated for the seven (7) Texas Business Units of TNMP individually.

B. SAIDI and SAIFI Indices

The following reliability standards for System Average Interruption Frequency Index (“SAIFI”) and System Average Interruption Duration Index (“SAIDI”) shall be calculated for each of the Texas Business Units. The distribution feeder standards shall be established for distribution feeders with 10 or more customers.

a)	No distribution feeder within a Business Unit shall sustain a “SAIFI” or “SAIDI” value for a reporting period that is among the highest (worst) 10% of the feeders within that same Business Unit for any two consecutive reporting periods.

b)	No distribution feeder within a Business Unit shall sustain a “SAIFI” or “SAIDI” value for a reporting year that is more than 300% greater than the system average of all feeders within that same Business Unit for any two consecutive reporting periods.

c)	No Texas Business Unit of TNMP shall exceed the system-wide SAIFI or SAIDI standard by more than 5.0% beginning in the 2001-reporting year. The system-wide standard is the average of the three reporting years 1998, 1999, and 2000.

C. Guarantee to Meet Reliability Standards

a)	The annual service reliability guarantee for all of the Texas Business Units of TNMP combined will be a total not to exceed $500,000. The individual reliability guarantee for each Business Unit will be calculated based upon the percentage of total Texas customers that are served within each of the Business Units.

b)	The guarantee will be credited to customers based upon the following priorities:

i)	10% Worst Distribution Feeder Performance

ii)	300% Greater than System Average Distribution Feeder Performance

iii)	System Standards

c)	Terms of Guarantee

i)	10% Worst Distribution Feeder Performance Standard

(1)	A service reliability credit of $20 shall be made to each customer on all feeders within a Business Unit violating the 10% Worst Distribution Feeder Performance standard. A distribution feeder will not have violated this standard if the feeder performance is equal to or better than two times the system average for the

Business Unit. A separate credit will be made for each standard violated (SAIFI and/or SAIDI) such that a customer on a feeder violating both standards would be credited $40. These credits will be prorated if the guarantee for this standard exceeds the total guarantee expressed above. The sum of these credits will not exceed the maximum amount of the service reliability guarantee for each of the Business Units.

(2)	If TNMP has no distribution feeder within a Business Unit that violates the 10% Worst Distribution Feeder Performance standard for a reporting period, the total amount of guarantee will be reduced 10% for each standard achieved. The amount of reduction will be 20% if both standards are achieved. The reduction of guarantee will decrease the exposure that a particular Business Unit may have with respect to the 10% Worst Distribution Feeder Performance standard, the 300% Greater than Average Distribution Feeder Performance standard, or the System Standards for that reporting period.

ii)	300% Greater than Average Distribution Feeder Performance Standard

(1)	A service reliability credit of $50 shall be made to each customer on all feeders within a Business Unit violating either standard. A separate credit will be made for each standard violated (SAIFI and/or SAIDI) such that a customer on a feeder violating both standards would be credited $100. These credits will be prorated if the guarantee for this provision plus the guarantee for the 10% Worst Performing Distribution Feeder Performance standard exceeds the total guarantee expressed above. The sum of these credits will not exceed the maximum amount of the service reliability guarantee for each of the Business Units.

(2)	If TNMP has no distribution feeder within a Business Unit that violates the 300% Greater than Average Distribution Feeder Performance provision of the rule for a reporting period, the total amount of guarantee will be reduced 10% for each standard achieved. The amount of reduction will be 20% if both standards are achieved. The reduction of guarantee will decrease the exposure that a Business Unit may have with respect to the 300% Greater than Average Distribution Feeder Performance standard or the System Standards for that reporting period.

iii)	System Standards

(1)	In the event that a Business Unit’s System SAIFI or SAIDI exceeds the allowable limit of 105% of the 36-month standard described above; TNMP will credit the remaining guarantees proportionately among all customers in the Business Unit.

(2)	SAIFI: The guarantee will be the numerical difference between the actual and the allowable SAIFI values multiplied by 1 million, up to a maximum of one-half of the total remaining guarantee for the Business Unit.

(3)	SAIDI: The guarantee will be the numerical difference between the actual and the allowable SAIDI values multiplied by 10,000, up to a maximum of one-half of the total remaining guarantee for the Business Unit.

D. Sanderson Reliability

TNMP agrees that if circuit numbers 4S26, 4S27, or 4S28 are not in compliance with the requirements set forth in Sections II.A and B, then the penalties called for in Section II.C shall be increased by $5 each for each customer on the noncomplying circuit.

TNMP further agrees that it will have a study performed by an independent consultant (retained after considering any recommendations made by any party) for the purpose of identifying quality of service concerns related to these circuits. The retained consultant shall make recommendations, based on sound and prudent engineering principles, regarding the various options available to TNMP to rectify any identified quality of service concerns arising on these circuits and assign cost estimates to each of these options. Such independent consultant shall be retained within ninety (90) days after the order approving this Joint Stipulation and Agreement becomes final and such consultant shall be advised that this project is to be a priority. TNMP will either implement such recommendations or consider other appropriate action.

E. PUCT Office of Customer Protection (“OCP”) Audit

a)	Twenty-four months after the customer service objectives and performance standard levels are implemented by TNMP, and every twenty-four months thereafter, the PUCT Office of Customer Protection shall conduct an independent audit to determine whether the proposed performance standards have been implemented.

b)	The PUCT Office of Customer Protection shall file a report detailing any areas where TNMP did not accurately report instances where the performance levels were not met, or failed to accurately account for every penalty required by these guidelines.

F. Term of Standards

a)	The electric reliability standards established under this agreement shall remain in effect for a period of six (6) years following the effective date of the buyout. Reporting periods for all standards will coincide with the Electric System Service quality Report to the Commission. The initial evaluation will be for the reporting period ending December 31, 2001.

b)	Any interested person shall have the right to petition the Commission to revise the standards and/or penalties described herein. In the event the Commission’s service reliability rule (Substantive Rule §25.52) is amended, such amendments shall automatically be incorporated in this agreement. Additionally, the signatories agree that they will revisit these standards and penalties in the future in the context of any performance-based ratemaking plans or rules for TNMP and/or the electric industry.